                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [ ] Preliminary proxy statement        [ ] Confidential, for Use of the
                                                Commission Only (as permitted by
                                                Rule 14a-6(e)(2))

     [ ] Definitive proxy statement

     [X] Definitive additional materials

     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(a)(1) and
0-11.

     (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

     (2) Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

     (4) Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

     (5) Total fee paid:

--------------------------------------------------------------------------------

     [ ] Fee paid previously with preliminary materials.

--------------------------------------------------------------------------------

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

--------------------------------------------------------------------------------

     (2) Form, schedule or registration statement no.:

--------------------------------------------------------------------------------

     (3) Filing party:

--------------------------------------------------------------------------------

     (4) Date filed:

--------------------------------------------------------------------------------

Safety-Kleen Shareholders Reject Buyout; Laidlaw Environmental Extends Offer


COLUMBIA, S.C., March 9 -- Laidlaw Environmental Services, Inc. (NYSE: LLE) announced that the Safety-Kleen Corp. (NYSE: SK) special shareholder meeting has been concluded and that the Philip Group merger proposal has been defeated. Based on its preliminary count, Laidlaw Environmental said approximately 44% of Safety-Kleen's outstanding shares were voted in favor of the Buyout.

Mr. Kenneth W. Winger, Laidlaw Environmental's president and chief executive officer, said:

    "We are gratified that once again Safety-Kleen shareholders have clearly said they prefer the Laidlaw Environmental Offer. We expect the Safety-Kleen Board of Directors to accede to the will of its shareholders and remove the poison pill and other obstacles to the completion of our bid. We urge Safety- Kleen shareholders to promptly tender their shares into our offer in order to ensure a timely and smooth transition."

Laidlaw Environmental said it had extended its exchange offer for Safety-Kleen common shares until 12:00 p.m. Midnight, New York City time on Monday, March 16, 1998, in order to give Safety-Kleen shareholders an opportunity to tender into the offer. Laidlaw Environmental further said that 27.8 million Safety-Kleen common shares had been validly tendered and not withdrawn at the time the exchange offer was extended. These shares, combined with the 601,100 shares already owned by Laidlaw Environmental, represent approximately 48% of the outstanding shares of Safety-Kleen.

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.


SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210